May 7, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on April 20, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated May 1, 2018.

Question 1: In the subscription agreement, we revised the document to reflect we are domiciled in Texas. We have made the appropriate changes to the subscription agreement and removed references to the State of New York and State of Florida.

Question 2: the subscription agreement was removed from the Reg-A Part 2 filing and made an exhibit to the filing and listed in the new exhibit index.

Questions 3: After discussion with corporate counsel, Under Texas law, unless some form of agreement is exempted from having a mandatory arbitration clause under the Texas General Arbitration Act (“TAA”), then having a mandatory arbitration clause is allowable. In this situation, the TAA does not exempt such investment vehicles from having mandatory arbitration clauses, nor does the Federal Arbitration Act. Both Texas counsel and Federal law counsel have reviewed both acts, and there is no prohibition to having a mandatory arbitration provision included in such an investment offering.

Question 4: We have removed the reference to Messer. George and Michels as selling shares on page 28

Question 5: We entered into a marketing agreement where Troptions Corp who was going to promote our landline telephone service; the promotions Troptions conducted produced no results to the company. The company disclosed the value of the Troptions at that moment in time in the 9/30/17 quarterly report. Later, the company determined the value of the agreement was virtually insignificant to the company. The company issued a revised 9/30/17 quarterly report with OTC Markets on 2/1/18. None of the press releases were issued by the company they were all issued by Troptions Corporation.

Question 6: see revised signature page in the filed amendment 3.

Question 7: A suitable replacement board member hasn’t been found. Once we find this person, we will announce the appointment of a new board member.

Question 8: see amended “additional risk factors” in amendment 3.

Question 9: see amended Part 1 filing

Question 10: see amended exhibit index in amendment 3.

Question 11: the company will amend all of the filings to ensure the spelling of Mr. Michels last name is correct.

Thank you,

/s/ Norman George

Mr. Norman George

President